

TRENT

ENVIRONMENTAL LEADERSHIP

12 July 2006

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel   0121 722 4000
Fax   0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax   44 121 722 4290
Our Ref GLK



SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Holding(s) in Company'

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

06015244

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Announcement Body Information:

On 12 July 2006, Severn Trent Plc (the "Company") received notification under Part VI of the Companies Act 1985, that the shareholding of Barclays PLC in the Ordinary Shares of $65^{5/19}$p each of the Company had decreased to 10,892,477 shares, representing 3.12% of the total issued share capital of that class.

www.severntrent.com